Exhibit 12.0

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor	Predecessor
	Period from February 1 to September 30,	Period from January 1 to January 31,	Nine Months Ended September 30,
	2006	2006	2005
(In Millions)
Earnings (losses):
Earnings (loss) before income taxes and adjustments for minority interest and equity earnings/(losses) in affiliates	$145	$22,846	$(4,274)
Add (deduct):
Fixed charges, from below	730	63	564
Distributed earnings of affiliates	3	—	—
Amortization of capitalized interest	—	1	11
Interest capitalized	(10)	—	4
Earnings (loss) as adjusted	$868	$22,910	$(3,695)
Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$507	$41	$353
Portion of rental expense representative of the interest factor	223	22	211
Fixed charges, as above	730	63	564
Preferred stock dividend requirements (pre-tax)*	11	1	7
Fixed charges including preferred stock dividends	$741	$64	$571
Ratio of earnings to fixed charges	1.19	363.65	(a)
Ratio of earnings to fixed charges and preferred dividend requirements	1.17	357.97	(a)

(a)           Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $4.3 billion for the first nine months of 2005.

*                    Successor Company dividends were adjusted using an estimated 2006 effective tax rate of approximately 41%.